UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 1-34694

VEON Ltd.

(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On January 29, 2026, VEON Ltd. issued a press release, a copy of which is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	VEON Ltd. press release, dated January 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2026	VEON Ltd.

	By:	/s/ Sebastian Rice
		Name:	Sebastian Rice
		Title:	Group General Counsel

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